SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 27, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sony Establishes New Management Structure To Drive Revitalization and Growth of Electronics Businesses and Deliver Compelling User Experiences as “One Sony”.

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

No.12-043E
March 27, 2012

Sony Establishes New Management Structure

To Drive Revitalization and Growth of Electronics Businesses
and Deliver Compelling User Experiences as “One Sony”

Tokyo, March 27, 2012 – Sony Corporation (“Sony” or “the Company”) today announced the establishment of a new management structure.  Led by President and CEO Kazuo Hirai, these changes are intended to drive revitalization and growth across Sony’s core electronics businesses, and deliver compelling user experiences through convergence of the unique assets in place throughout the Sony Group.  With Mr. Hirai at the center of a management team that will work together with the heads of each business group and platform, this new business structure is intended to establish rapid and optimized decision making processes as “One Sony,” that significantly reinforce and accelerate Sony’s overall business management.  The changes are effective April 1, 2012.

Under the leadership of Mr. Hirai, Corporate Executive Officers Masaru Kato, EVP and CFO, and Tadashi Saito, EVP and CSO (Chief Strategy Officer) will oversee the Sony Group’s overall financial management, corporate and business strategies.  With respect to the electronics businesses, in addition to Mr. Kato and Mr. Saito, Shoji Nemoto, Corporate Executive Officer and EVP who will oversee technology strategy, and Kunimasa Suzuki, Corporate Executive Officer and EVP, who will oversee product strategy, will take key roles in the management team that will support Mr. Hirai and work together with the heads of each business group, platform and headquarters function to quickly engage in the revitalization of Sony’s electronics operations.

Sony is positioning digital imaging, game and mobile as the three core pillars of its electronics business, and going forward aims to concentrate its resources in these areas to further reinforce the businesses.  Sony also plans to accelerate its efforts to drive innovation and new business creation.  Mr. Nemoto will be assigned overall responsibility for technology strategies, and will work together with Tomoyuki Suzuki, Corporate Executive Officer and EVP, who will oversee Sony’s core device technologies, to create new businesses and enhance the R&D operations that are the foundations for Sony’s next generation of technological innovation.  Mr. Nemoto will also implement a process of stringent selection and focus in the area of R&D, to enable the Company to optimize resource allocation.  As Officer in charge of the User Experience (“UX”) & Product Strategy and Creative Platform, Kunimasa Suzuki will assume responsibility for planning and design in relation to all consumer related products and services, with the aim of strengthening horizontal integration and enhancing the user experience across Sony’s entire product and network service lineup.  He will also oversee the mobile business that Sony has identified as one of its core electronics business areas, including smart phones, tablets and PCs.

The Home Entertainment Business, including the TV business (which is continuing to address the challenge of enhancing profitability), will be overseen directly by the CEO, Mr. Hirai, who will also be Corporate Executive Officer in charge of these businesses.  The device and semiconductor businesses, an area where Sony is excelling with its industry-leading image sensors and other device technologies, and the core device R&D activities which support these businesses, will now be led by Tomoyuki Suzuki.  The area of medical technology is also expected to grow significantly in the future, and Sony’s medical-related businesses that had been dispersed across multiple units will now be integrated into a dedicated medical business unit to be overseen by Hiroshi Yoshioka, Corporate Executive Officer and Executive Deputy President.

In the area of sales and marketing, Haruyasu Nagata, currently President of Sony (China) Co., Ltd will be appointed SVP and head of the Global Sales and Marketing Platform, with the aim of strengthening Sony’s global sales and marketing activities, particularly within emerging markets where significant market growth is anticipated.  Nobuki Kurita, currently President, Sony Marketing (Japan) Inc. will be appointed President, Sony (China) Co., Ltd.  Hiroshi Kawano will be appointed President, Sony Marketing (Japan) Inc., while continuing his current role as President, Sony Computer Entertainment Japan*.

*A division of Sony Computer Entertainment Inc., overseeing the business in Japan

The management changes above are included in the following executive appointments, effective April 1, 2012.

Corporate Executive Officers (as of April 1, 2012) (changes to current titles or areas of responsibility are underlined)

Howard Stringer	Director, Representative Corporate Executive Officer, Chairman
(Currently Director, Representative Corporate Executive Officer, Chairman, CEO and President)

Kazuo Hirai	Representative Corporate Executive Officer, President and CEO

(Currently Representative Corporate Executive Officer, Executive Deputy President, Officer in charge of Consumer Products & Services Group (“CPSG”), Common Software Platform, Global Sales & Marketing Platform and Creative Center)

Ryoji Chubachi	Director, Representative Corporate Executive Officer, Vice Chairman
(Currently Director, Representative Corporate Executive Officer, Vice Chairman, Officer in charge of Product Quality & Safety and Environmental Affairs)

Hiroshi Yoshioka	Corporate Executive Officer, Executive Deputy President
Officer in charge of Medical business
(Currently Corporate Executive Officer, Executive Deputy President, Officer in charge of Professional, Device & Solutions Group (“PDSG”))

Keiji Kimura	Corporate Executive Officer, Executive Vice President, Officer in charge of Intellectual Property
(Currently Corporate Executive Officer, Executive Vice President, Officer in charge of Intellectual Property and the Disc Manufacturing Business)

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Nicole Seligman	Corporate Executive Officer, Executive Vice President and General Counsel

Masaru Kato	Corporate Executive Officer, Executive Vice President and Chief Financial Officer

Tadashi Saito	Corporate Executive Officer, Executive Vice President and Chief Strategy Officer
(Newly appointed)	(Currently Corporate Executive, Executive Vice President, Deputy President of PDSG, President of Semiconductor Business Group, PDSG)

Shoji Nemoto	Corporate Executive Officer, EVP (promoted)
(Newly appointed)	Officer in charge of Professional Solutions Business, Digital Imaging Business, Disk Manufacturing Business, System & Software Technology Platform and Corporate R&D
(Continues as) President of Professional Solutions Group
(Currently Corporate Executive, Senior Vice President, President of Professional Solutions Group, PDSG)

Tomoyuki Suzuki	Corporate Executive Officer, Executive Vice President (promoted)
(Newly appointed)	Officer in charge of Semiconductor Business, Device Solutions Business, and Advanced Device Technology Platform
President of Semiconductor Business Group,
President of Core Device Development Group, Advanced Device Technology Platform (Continues as President of Core Device Development Group)
(Currently Corporate Executive, Senior Vice President, in charge of R&D Platform (Materials/Device/Semiconductor Technologies), President of Core Device Development Group, R&D Platform,
Deputy President of Semiconductor Business Group, PDSG)

Kunimasa Suzuki	Corporate Executive Officer, Executive Vice President (promoted)
(Newly appointed)	Officer in charge of PC Business, Mobile Business, UX & Product Strategy and Creative Platform, President of the UX & Product Strategy Group, UX, Product Strategy and Creative Platform
(Currently Corporate Executive, Senior Vice President, Deputy President of CPSG, In charge of Integrated UX & Product Strategy, President of VAIO & Mobile Business Group, CPSG)

Organizational Changes (as of April 1, 2012)

Consumer Products & Services Group (“CPSG”) and Professional Device & Solutions Group (“PDSG”) to be abolished.

Home Entertainment Business Group to integrate personal audio business and be newly established as Home Entertainment & Sound Business Group.

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Personal Imaging & Sound Business Group, CPSG to be realigned as Digital Imaging Business Group

Medical Business Unit to be newly established.

R&D Platform and Common Software Platform to be realigned as System & Software Technology Platform, Advanced Device Technology Platform and Corporate R&D.

Quality Center to be integrated into Manufacturing, Logistics, Procurement and CS Platform and the platform to be renamed as Manufacturing, Logistics, Procurement and Quality Platform.

UX, Product Strategy and Creative Platform, UX & Product Strategy Group to be newly established.

Management Appointments (as of April 1, 2012)

Haruyasu Nagata	Corporate Executive, Senior Vice President
(Newly appointed, currently Group Executive)
(New) In charge of Global Sales & Marketing
President of Global Sales & Marketing Group
(Current) President, Sony (China) Co., Ltd

Shigeki Ishizuka	Corporate Executive, Senior Vice President
(New) President, Digital Imaging Business Group
(Continues as) President, Device Solutions Business Group
(Current) President, Device Solutions Business Group

Masashi Imamura	Corporate Executive, Senior Vice President
(New) President, Home Entertainment & Sound Business Group
(Current) President, Home Entertainment Business Group, CPSG

Ichiro Takagi	Corporate Executive, Senior Vice President
(New) Deputy President, Home Entertainment & Sound Business Group
(Current) President, Personal Imaging & Sound Business Group, CPSG

Keiichiro Shimada	Corporate Executive, Senior Vice President,
(New) In charge of Mid-to-Long term Technology, System & Software Technology Platform and Corporate R&D
(Current) In charge of R&D Platform (Information/Media Technologies), Common Software Platform and President of Technology Development Group

Kiyoshi Shikano	Corporate Executive, Senior Vice President
(New) In charge of External Affairs, Kansai Region
(Current) Global Sales & Marketing Officer,
President of Global Sales & Marketing Group

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Tsugie Miyashita	Corporate Executive, Senior Vice President
(New) Special Assignments
(Current) In charge of External Affairs, Kansai Region

Ryosuke Akahane	(New) President, VAIO & Mobile Business Group
(Current) Deputy President, VAIO & Mobile Business Group

Mitsuya Kishida	(New) President, Production Group,
Manufacturing, Logistics, Procurement and Quality Platform
(Current) Deputy President, Production Group,
Manufacturing, Logistics, Procurement and CS Platform

Nobuki Kurita	Group Executive
(New) President, Sony (China) Co., Ltd
(Current) President, Corporate Executive,
Sony Marketing (Japan) Inc.

Hiroshi Kawano	(New) President, Corporate Executive, Sony Marketing (Japan) Inc.
(Continues as) President, Sony Computer Entertainment Japan*
*A division of Sony Computer Entertainment Inc., overseeing the business in Japan

Inquiries
Corporate Communications, Sony Corporation
Tel: +81-3-6748-2200

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